

02006336

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8- 36323

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carthage Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

196 East Main Street, Suite 3A
(No. and Street)

Huntington,	New York	11743-2922
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Felix McCarthy (631) 385-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs
(Name — *if individual, state last, first, middle name*)

350 Motor Parkway, Suite 110,	Hauppauge	NY	11788
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carthage Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public
GEORGE H. BROOKS
Notary Public - State of New York
No. 01BR5041254
Qualified in Suffolk County
Commission Expires 3/29/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CAMINITI & COGLIATI, CPAS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

Independent Auditors' Report

To the Shareholder of
Carthage Group, Inc.

We have audited the accompanying statements of financial condition of Carthage Group, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Carthage Group, Inc., as of December 31, 2001 and 2000, and the results of the operations, changes in stockholder's equity and the cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caminiti + Cogliati, CPAs

Caminiti & Cogliati, CPAs

Hauppauge, New York
January 14, 2002

CARTHAGE GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 110,722	$ 44,118
Deposit-clearing organization (Note 2)	25,555	24,605
Marketable securities	1,100	74,025
Accounts receivable (Note 3)	26,327	31,517
Prepaid expenses	4,174	2,680
TOTAL CURRENT ASSETS	167,878	176,945
AUTOMOBILE, FURNITURE AND EQUIPMENT, NET (Note 4)	1,508	4,442
OTHER ASSETS:		
Security deposit	900	900
Investments (Note 5)	42,300	42,300
TOTAL OTHER ASSETS	43,200	43,200
TOTAL ASSETS	$ 212,586	$ 224,587

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 6,392	$ 5,789
Accrued pension payable (Note 6)	8,555	13,785
Payroll taxes payable	2,676	5,888
Franchise tax payable	-	1,800
TOTAL LIABILITIES	17,623	27,262
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized; 50 shares issued and outstanding	4,000	4,000
Retained earnings	190,963	193,325
TOTAL STOCKHOLDER'S EQUITY	194,963	197,325
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 212,586	$ 224,587

See auditor's report and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions-clearing broker	$ 298,024	$ 468,128
Commissions-mutual funds	56,724	69,754
Commissions-insurance	9,114	3,332
Management fees	53,622	52,499
Investment income	4,460	8,618
Other income	250	21,045
TOTAL REVENUES	422,194	623,376
EXPENSES:		
Payroll and benefits	164,297	192,914
Commissions	49,250	57,792
Pension expense	23,555	27,785
Occupancy rental	12,600	12,600
Payroll taxes	11,191	11,480
Communications	9,362	9,357
Other operating expenses	7,340	7,647
Entertainment expense	4,052	9,326
Office expense	3,892	14,276
Professional fees	3,788	3,765
Dues and fees	3,565	3,702
Insurance	3,253	3,605
Depreciation	2,934	8,341
Repairs and maintenance	1,634	1,203
Advertising and promotion	612	612
TOTAL EXPENSES	301,325	364,405
NET INCOME BEFORE INCOME TAXES	120,869	258,971
NYS Franchise tax	(100)	(7,123)
NET INCOME	$ 120,769	$ 251,848

See auditor's report and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Retained Earnings, beginning of year	$ 193,325	$ 243,745
Net Income	120,769	251,848
Less: Dividends	(123,131)	(302,268)
Retained Earnings, end of year	190,963	193,325
Common Stock, no par value 200 shares authorized; 50 shares issued and outstanding	4,000	4,000
STOCKHOLDER'S EQUITY, DECEMBER 31, 2001 AND 2000, respectively	$ 194,963	$ 197,325

See auditor's report and notes to financial statements.

CARTHAGE GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 120,769	$ 251,848
Adjustments to reconcile net income to cash flow provided by operating activities:		
Depreciation expense	2,934	8,341
(Increase) decrease in:		
Deposits-clearing organization	(950)	867
Marketable securities	72,925	29,398
Accounts receivable	5,190	7,758
Prepaid expenses	(1,494)	520
Increase (decrease) in:		
Accounts payable and accrued expenses	603	432
Accrued pension payable	(5,230)	8,785
Payroll and franchise taxes payable	(5,012)	3,754
NET CASH PROVIDED BY OPERATING ACTIVITIES:	189,735	311,703
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Equipment	-	(2,155)
Purchase of Investments	-	(42,300)
NET CASH USED BY INVESTING ACTIVITIES:	-	(44,455)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(123,131)	(302,268)
NET CASH USED BY FINANCING ACTIVITIES:	(123,131)	(302,268)
NET INCREASE (DECREASE) IN CASH	66,604	(35,020)
CASH AT BEGINNING OF YEAR	44,118	79,138
CASH AT END OF YEAR	$ 110,722	$ 44,118
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Taxes paid	$ 1,800	$ 5,323

See auditor's report and notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Carthage Group, Inc. is a corporation organized under the laws of the State of New York, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the National Association of Securities Dealers Inc.

A Summary of the Company's Significant Accounting Policies is as follows:

Revenue Recognition:

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Automobile, Furniture and Equipment:

Automobile, furniture and equipment are stated at cost. For financial statement purposes depreciation is being provided based on the straight-line method over an estimated useful life of five years.

Marketable Securities:

Marketable securities are valued at current market value and consist of money market funds.

Income Taxes:

The Company elected "small business corporation" (S Corporation) status for Federal and State tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

Cash equivalents:

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. DEPOSITS-CLEARING ORGANIZATION

The Company has a clearing agreement with a clearing agent, First Clearing Corporation. As part of the agreement, the company is required to maintain at all times, a minimum balance of $25,000 in the account. The clearing agent pays interest on the cash deposited in the deposit account in accordance with its then accepted free credit balance interest rates. If the clearing agent has a claim arising in any manner under this agreement against the Company and the Company has not resolved the claim within five business days after the receipt of the claim from the clearing agent, the clearing agent may deduct such claim from commissions then owed to the Company, and if such commissions are insufficient to satisfy such claim, the clearing agent is authorized to withdraw the amount from the deposit account and pay such amount to itself.

Upon termination of the agreement, the clearing agent shall pay within thirty days, the balance of the deposit account to the Company after any and all customer accounts have been either transferred to a new clearing agent or transferred directly to the customer.

3. ACCOUNTS RECEIVABLE

Accounts receivable, $ 26,327 for 2001 and $31,517 for 2000, were all current and due from the clearing agent.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

4. FURNITURE AND EQUIPMENT

Furniture and equipment are summarized as follows:

	2001	2000
Automobile	$ 22,056	$ 22,056
Furniture and equipment	6,807	6,807
Less accumulated depreciation	(27,355)	(24,421)
	$ 1,508	$ 4,442
Depreciation expense	$ 2,934	$ 8,341

5. INVESTMENTS

During the calendar year 2000, the Company acquired, for $39,000, 3000 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq") private placement. The Company also acquired, for $3,300, warrants to purchase common stock in Nasdaq. Transfer of the investments is restricted per the terms of the private placement memorandum. The investments are recorded at cost.

6. PENSION PLAN

The Company has a simplified employee pension plan, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2001 and 2000, was $ 23,555 and $27,785, respectively.

7. NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the National Association of Securities Dealers Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2001 and 2000, the Company had net capital of $ 145,559 and $145,931, respectively, which was $ 95,559 and $95,931 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital was .12107 to 1 and .18681 to 1 as of December 31, 2001 and 2000, respectively.

8. COMMITMENT

The Company rents office space month to month in Huntington, New York at the rate of $1,050 per month. The total rent expense for the year ended December 31, 2001 and 2000 was $ 12,600 each year, respectively.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001 AND 2000

CARTHAGE GROUP, INC.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SCHEDULE 1

	2001	2000
Net Capital		
Total stockholder's equity	$ 194,963	$ 197,325
Deductions:		
Non-allowable assets:		
Automobile, furniture, and equipment	1,508	4,442
Other assets	5,074	3,580
Investment securities	42,300	42,300
	48,882	50,322
Net Capital before haircuts on security positions (tentative net capital)	146,081	147,003
Haircuts on other securities	522	1,072
Net capital	$ 145,559	$ 145,931
Aggregate indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses	$ 17,623	$ 27,262
Total aggragate indebtedness	$ 17,623	$ 27,262
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 95,559	$ 95,931
Ratio: Aggregate indebtedness to net capital	.12107 to 1	.18681 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 146,081	$ 145,931
Haircuts not reported on investments	522	-
Net capital	$ 145,559	$ 145,931

See auditor's report.

CARTHAGE GROUP, INC.

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2001



CAMINITI & COGLIATI, CPAS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway • Suite 110 • Hauppauge, NY 11788-5101 • (631) 952-2300 • Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Mr. Felix McCarthy, President
Carthage Group, Inc.

We have audited the financial statements of Carthage Group, Inc. for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 14, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which to determine the nature, timing, and extent of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Accordingly, we do not express an opinion on the system of internal accounting control of Carthage Group, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph to this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and the Securities and Exchange Commission, and should not be used for any other purpose.

Caminiti + Cogliati, CPAs

Caminiti and Cogliati, CPAs

Hauppauge, New York
January 14, 2002